Mirion Technologies, Inc.
3000 Executive Parkway, Suite 222
San Ramon, CA 94583
(925) 543-0800
June 1, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 30-30
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Russell Mancuso, Branch Chief

CC:	Joseph McCann
Jeffrey Jaramillo
Peggy Fisher
Kevin Kuhar
VIA EDGAR AND FACSIMILE

Re:	Mirion Technologies, Inc. Registration Statement on Form 8-A (File No. 001-34739)
Ladies and Gentlemen:
     The above-referenced registration statement (the “Form 8-A”) was filed with the Securities and Exchange Commission by Mirion Technologies, Inc. (the “Company”) on May 7, 2010.
     The Company is concurrently registering shares of its common stock, par value $0.001 per share, under the Securities Act of 1933, pursuant to its Registration Statement on Form S-1 (File No. 333-161329) (the “Form S-1”). Because the Form 8-A is scheduled to become effective automatically in accordance with section 12 of the Securities Exchange Act of 1934 before the effectiveness of the Form S-1, the Company hereby deems the Form 8-A withdrawn effective upon the filing of this letter and intends to file subsequently a new Form 8-A registration statement in the future.
     If you have any questions regarding the Company’s request or the Form 8-A, please contact Alan F. Denenberg ((650) 752-2004) of Davis Polk & Wardwell LLP, the Company’s counsel.

Sincerely,

MIRION TECHNOLOGIES, INC.
By:	/s/ Thomas D. Logan
Thomas D. Logan
President, Chief Executive Officer and Chairman of the Board

[Signature page to Form 8-A withdrawal request]